UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 68750 / January 29, 2013

ADMINISTRATIVE PROCEEDING
File No. 3-15145

In the Matter of
 	
IAS Energy, Inc.,
IB3 Networks, Inc.,
Immune Network Ltd.,
Indico Technologies, Inc. (n/k/a Indico
    Resources Ltd.),
Innofone.com, Inc. (n/k/a Goldstar
    Global Minerals Corp.), and
International Aerospace Enterprises,
    Inc.,
 	
    Respondents.
	ORDER MAKING FINDINGS AND REVOKING REGISTRATION OF SECURITIES PURSUANT TO SECTION 12(j) OF THE SECURITIES EXCHANGE ACT OF 1934 AS TO IAS ENERGY, INC.

I.

      The Securities and Exchange Commission ("Commission") deems it necessary and appropriate for the protection of investors to accept the Offer of Settlement submitted by IAS Energy, Inc. ("IAS Energy" or "Respondent") pursuant to Rule 240(a) of the Rules of Practice of the Commission, 17 C.F.R. § 201.240(a), for the purpose of settlement of these proceedings initiated against Respondent on December 20, 2012, pursuant to Section 12(j) of the Securities Exchange Act of 1934 ("Exchange Act").

II.

      Solely for the purpose of these proceedings and any other proceedings brought by or on behalf of the Commission, or to which the Commission is a party, and without admitting or denying the findings herein, except as to the Commission's jurisdiction over it and the subject matter of these proceedings, which are admitted, Respondent consents to the entry of this Order Making Findings and Revoking Registration of Securities Pursuant to Section 12(j) of the Securities Exchange Act of 1934 as to IAS Energy, Inc. ("Order"), as set forth below.

III.

On the basis of this Order and Respondent's Offer, the Commission finds that[1]:

      1.   IAS Energy (CIK No. 945641) is an Oregon corporation located in Richmond, British Columbia, Canada. At all times relevant to this proceeding, the securities of IAS Energy have been registered under Exchange Act Section 12(g). As of December 14, 2012, the company's stock (symbol "IASCA") was quoted on OTC Link (previously, "Pink Sheets") operated by OTC Markets Group, Inc., had seven market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

      2.   IAS Energy has failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 thereunder because it has not filed any periodic reports with the Commission since it filed a Form 10-Q for the period ended January 31, 2011, which was not reviewed by an auditor as required by Reg. S-X of the Securities Act of 1933. IAS Energy's Form 10-Q for the period ended October 31, 2010 was also not reviewed by an auditor. Thus, the Forms 10-Q for the periods ended January 31, 2011 and October 31, 2010 were materially deficient.

IV.

In view of the foregoing, the Commission deems it necessary and appropriate for the protection of investors to impose the sanction specified in Respondent's Offer.

Accordingly, it is hereby ORDERED that:

Pursuant to Exchange Act Section 12(j), registration of each class of Respondent's securities registered pursuant to Exchange Act Section 12 be, and hereby is, revoked.

For the Commission, by its Secretary, pursuant to delegated authority.

                           Elizabeth M. Murphy
                           Secretary

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[1]The findings herein are made pursuant to Respondent's Offer of Settlement and are not binding on any other person or entity in this or any other proceeding.